August 2022 Industry Leading Provider of Outsourced Semiconductor Assembly, Test & Bumping Services Q2’22 Results Conference Exhibit 99.2

Safe Harbor Notice This presentation contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategies, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC. 2

Agenda Welcome Q2’22 Operating Results S.J. Cheng Q2’22 Financial Results Silvia Su Q3’22 Business Outlook S.J. Cheng Q&A

Q2’22 Operating Results

Revenue: NT$6,851.7M (QoQ: +1.9%, YoY: -1.9%) Gross Margin: 25.4% (QoQ: +0.4ppts, YoY: -2.8ppts) Revenue & Gross Margin 5

Utilization Rate 6 Note: To effectively reflect changes in product characteristic and mix, the utilization calculation target of manufacturing site, which output calculated by wafer quantity, was changed to run time from wafer quantity since Q1’22. Q2’22: 69% Q1’22: 69% Q2’21: 94% Q2’22: 77% Q1’22: 86% Q2’21: 86% Q2’22: 80% Q1’22: 87% Q2’21: 79% Q2’22: 75% Q1’22: 79% Q2’21: 87% Q2’22: 75% Q1’22: 73% Q2’21: 87% *

Q2’22 Revenue Breakdown Product Manufacturing Site

Revenue Breakdown — Memory 8 Q2’22: 40.5% (QoQ: +1.5%, YoY: -7.7%)

Revenue Breakdown — DDIC + Gold Bump 9 Q2’22: 48.8% (QoQ: +0.5%, YoY: +5.2%)

Revenue Breakdown — End Market 10 DDIC & Gold bump Memory & Mixed-signal Content Performance of Q2’22 Smart Mobile 27.2% (-8.9%) TV 17.8% (+8.2%) Computing 8.6% (-9.0%) Auto/Industry 19.7% (+20.4%) Consumer 26.7% (+2.6%) Smart phone Wearable UHD/4K/8K TV OLED TV NB/Tablet PC / Server SSD In-car infotainment ADAS / sensor Game, TWS Smart speaker DSC, STB

Q2’22 Financial Results

Consolidated Operating Results Summary

Consolidated Statements of Comprehensive Income Note (1) : QoQ: Difference mainly due to the increase of the foreign exchange gains of NT$82M, share of profit of associates accounted for using equity method of NT$41M and the decrease of finance expense of NT$10M and partially offset by the increase of loss on valuation of financial assets at fair value through profit or loss of NT$54M. YoY: Difference mainly due to the increase of the foreign exchange gains of NT$289M and share of profit of associates accounted for using equity method of NT$76M and partially offset by the increase of loss on valuation of financial assets at fair value through profit or loss of NT$48M.

Consolidated Statements of Financial Position & Key Indices

Consolidated Statements of Cash Flows Note (1): Difference mainly due to the decrease of CapEx of NT$671M and increase of depreciation expenses of NT$102M and partially offset by the decrease of operating profit of NT$190M and increase of income tax expense of NT$39M.

Capital Expenditures & Depreciation CapEx: NT$1,400.8M (Q2’22) Depreciation: NT$1,197.3M (Q2’22)

Q3’22 Business Outlook

Near-term semiconductor supply chain inventory increase reflects global inflation, consumer electronics macro softness Ongoing China lock-downs potentially worsening semiconductor supply chain inventory Company taking conservative approach with cautiously restrained CapEx to reduce depreciation and maintain UT level Memory: Momentum remains similar DRAM: Driven by new product and Niche DDR3 production increases Flash: Driven by normal seasonal demand DDIC: Customer demand slowing Offset by customers optimizing product mix and take or pay contracts OLED and automotive panel demand slightly down Shifting 2H22 high-end test capacity to 2023 Market & Business Outlook

Q&A www.chipmos.com